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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bengal Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 2121
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sanjay Tolia — 312-752-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/31

OATH OR AFFIRMATION

I, Sanjay Tolia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengal Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sanjay Tolia
Signature

MEMBER
Title

Nancy J. Simenson
Notary Public
Feb. 16, 2011

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Manager
Bengal Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Bengal Capital, LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bengal Capital, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2011

Bengal Capital, LLC

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 51,088
Due from clearing broker	1,230,120
Securities owned, at fair value	440,756,674
Interest receivable	4,671
Other assets	10,000
Total assets	$ 442,052,553
Liabilities and Members' Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 373,291,243
Accounts payable and accrued expenses	232,562
Due to clearing broker	3,817,084
Total liabilities	377,340,889
Members' Equity	64,711,664
Total liabilities and members' equity	$ 442,052,553

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Bengal Capital, LLC, (the Company) engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a limited liability company registered in the State of Illinois. The operating agreement provides that the Company will continue until dissolved by a member.

The Company has entered into agreements with an unrelated broker-dealer to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's securities and substantially all of its capital are held by such broker-dealer to facilitate the Company's trading activities.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows General Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition: Securities owned and securities sold, not yet purchased, held in Company trading and investment accounts are carried at fair value. Securities transactions are recorded on the trade date. Interest income and expense are recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Income taxes: No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions as of December 31, 2010. The Company is not subject to examination by United States federal and state tax authorities for the tax years before 2007.

Note 2. Due from/to Clearing Brokers

At December 31, 2010, due from clearing broker consists of cash and open trade equity totaling $1,230,120 and due to clearing broker consists of a net margin balance of $3,817,084.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2010, using the fair value hierarchy:

Description	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Assets	
Securities owned:	
Equities	$ 374,039,601
Equity options	62,060,417
Options on futures	2,399,156
U.S. Treasuries	2,257,500
	440,756,674
Due from clearing broker	
Futures contracts	130,675
Total assets at fair value	$ 440,887,349
Liabilities	
Securities sold, not yet purchased	
Equities	$ 295,139,607
Equity options	76,092,924
Options on futures	1,060,512
U.S. Treasuries	998,200
Total liabilities at fair value	$ 373,291,243

The Company had no Level 2 or Level 3 assets or liabilities at December 31, 2010.

Substantially all of the Company's other assets and liabilities, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

At December 31, 2010, securities owned collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 4. Derivative Financial Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to the trading of exchange traded equity options, futures and options on futures. These derivative contracts are recorded on the statement of financial condition as assets measured at fair values. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

At December 31, 2010, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition

Type	Fair Value
Securities owned:	
Equity options	$ 62,060,417
Options on futures	2,399,156
	64,459,573
Due from clearing broker:	
Futures contracts	
Commodities	130,675
	$ 64,590,248
Securities and derivatives sold, not yet purchased:	
Equity options	$ 76,092,924
Options on futures	1,060,512
	$ 77,153,436

For the year ended December 31, 2010, the total number of derivative contracts traded was approximately 18 million.

Note 5. Commitments, Guarantees, Indemnifications, Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2010, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2010, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

Since the Company does not currently clear its own securities transactions, it has established accounts with broker-dealers for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealers to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm. The Company is required to maintain a balance of $100,000 with a clearing broker-dealer in conjunction with a joint back office (JBO) agreement. The Company was in compliance with the requirement at December 31, 2010.

At December 31, 2010, a credit concentration with one clearing broker consisted of approximately $64 million representing the market value of the Company's trading account, net of trading liabilities. The Company monitors the credit worthiness of its clearing brokers to mitigate the Company's exposure to credit risk.

The Company maintains deposits with a financial institution and at times cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation insured limit. However, the Company does not believe it is exposed to any significant credit risk.

Note 6. Members' Equity

Profits and losses are allocated to members in accordance with the operating agreement.

Members who redeem their interest in the Company are subject to a 10 percent holdback on their equity balance subject to an annual audit. Upon completion of the annual audit, member's holdback's are reconciled and paid to the respective member. As of December 31, 2010, there were no such holdbacks.

Note 7. Lease

The Company leases office space under a month-to-month operating lease arrangement.

Note 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of approximately $37,900,000 which exceeded requirements by approximately $37,800,000 and the ratio of aggregate indebtedness to net capital was 0.01 to 1.

Note 9. Subsequent Events

On January 6, 2011, the Company distributed approximately $24.8 million in capital to its members.

Bengal Capital, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.